UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OMEGA FLEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

682095104

(CUSIP Number)

Steven Olearcek

260 North Elm Street

Westfield, MA 01085

413-568-9571

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682095104

1	NAMES OF REPORTING PERSONS: Stewart B. Reed
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,672,678
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,672,678
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,672,678[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions): IN

Includes holdings of John E. Reed Trust and other family trusts, for which Mr. Stewart B. Reed serves as a trustee.

CUSIP No. 682095104

1	NAMES OF REPORTING PERSONS: Estate of John E. Reed
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 682095104

1	NAMES OF REPORTING PERSONS: John E. Reed Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,673,899
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,673,899
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,673,899
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON (See Instructions): OO

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Omega Flex, Inc., a Pennsylvania corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 451 Creamery Way, Exton, PA 19341.

Stewart B. Reed (“Mr. Reed”) and the Estate of John E. Reed (the “Estate”), for which Mr. Reed serves as an executor, filed Schedule 13D (“Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) on April 3, 2014. This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed to update and supplement information set forth in Schedule 13D in connection with the transfer of 2,079,008 shares of Common Stock (the “Shares”) from the Estate to John E. Reed Trust (the “Trust”). Mr. Reed serves as the sole trustee of the Trust.

Item 2. Identity and Background.

(a) This statement is filed by Mr. Reed, the Estate, and the Trust (collectively, the “Reporting Persons” and each a “Reporting Person”), with respect to shares of Common Stock of the Issuer.

(b) The address of Mr. Reed and the Trust is P.O. Box 820, West Chesterfield, NH 03466. The address of the Estate is 260 North Elm Street, Westfield, MA 01085.

(c) The principal occupation of Mr. Reed is serving as Chairman and Chief Executive Officer of Mestek, Inc. Mr. Reed also serves as a director of the Issuer. The Estate was established upon the death of Mr. Reed’s father in 2013. The principal business of the Trust is to hold shares of Common Stock and other property for the benefit of its beneficiaries.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Reed is a citizen of the United States of America.

Item 3. Source and Amounts of Funds or other Consideration.

Effective as of March 22, 2024, the Estate transferred the Shares to the Trust, pursuant to the laws of descent and distribution.

Item 4. Purpose of Transaction.

The Reporting Persons are filing this Amendment to report the transfer of the Shares as set forth in Item 3 above.

Item 5. Interest in Securities of the Issuer.

The percentages used herein are calculated based upon 10,094,322 shares of Common Stock issued and outstanding as of March 1, 2024, pursuant to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 11, 2024.

As of the close of business on March 22, 2024:

1. Stewart B. Reed

(a) Amount beneficially owned: 5,672,678

(b) Percent of class: 56.2%

(i) Sole power to vote or direct the vote: 5,672,678

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 5,672,678

(iv) Shared power to dispose or direct the disposition: 0

2. Estate of John E. Reed

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 0

3. John E. Reed Trust

(a) Amount beneficially owned: 2,673,899

(b) Percent of class: 26.5%

(i) Sole power to vote or direct the vote: 2,673,899

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 2,673,899

(iv) Shared power to dispose or direct the disposition: 0

(c) Not applicable.

(d) Except for the other family trusts referred to in Footnote 1 above, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) On March 22, 2024, the Estate ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 1, 3, 4, and 5 of this Amendment are incorporated herein by reference. Other than as reported in Schedule 13D or described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated March 22, 2024.
Exhibit 2	Power of Attorney.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 26, 2024	STEWART B. REED

/s/ Susan B. Asch
Susan B. Asch, Attorney-in-Fact
ESTATE OF JOHN E. REED

	By:	/s/ Susan B. Asch
	Name:	Susan B. Asch
	Title:	Attorney-in-Fact for Stewart B. Reed as Executor

JOHN E. REED TRUST

	By:	/s/ Susan B. Asch
	Name:	Susan B. Asch
	Title:	Attorney-in-Fact for Stewart B. Reed as Trustee